UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                ☐ Form 40-F

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: Adlai Nortye Reports Unaudited First Half 2024 Financial Results and Highlights Recent Operational Progress and Announces Appointment of New Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By	:	/s/ Yang Lu
Name	:	Yang Lu
Title	:	Chief Executive Officer and Chairman of Board of Directors

Date: August 8, 2024